PMS

18000623

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 20 2018

Washington DC
406

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SEC FILE NUMBER
~~8-066360~~

8-660360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 St. James Place, Ste 400
(No. and Street)

Houston, (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Wilson Jr. 832-485-7105 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, APAC
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300 (Address) Covington (City) LA (State) 70433 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, William H. Wilson Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SP Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA H. COFFMAN
Notary Public, State of Texas
My Commission Expires
February 25, 2018

Signature

William H. Wilson Jr., FINOP

Title

2/14/18

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SP SECURITIES LLC
(A Texas Limited Liability Company)

Report of Independent Registered Public Accounting Firm, Financial Statements and Supplementary Information Required by SEC Rule 17a-5

Year Ended December 31, 2017

SP SECURITIES LLC

Table of Contents
December 31, 2017

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
1770 St. James Place | Suite 250
Houston, TX 77056
713.963.8008 | Fax 713.963.9052
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
SP Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SP Securities LLC (the Company) as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Matter

The supplementary information contained in Schedule I (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of SP Securities LLC's financial statements. The Supplemental Information is the responsibility of SP Securities LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2016.

Houston, Texas
February 7, 2018

SP SECURITIES LLC
Statement of Financial Condition
As of December 31, 2017

Assets	
Cash and cash equivalents	$ 37,107
Total Assets	$ 37,107
Liabilities and Member's Equity	
Liabilities	$ -
Commitments and contingencies	-
Member's equity	37,107
Total liabilities and member's equity	$ 37,107

The accompanying notes are an integral part of this statement.

SP SECURITIES LLC
Statement of Operations
Year Ended December 31, 2017

Revenue	
Fee income	$ 80,250
Expenses	
Audit and accounting fees	6,500
Bank Charges	60
Compensation	51,343
Professional Fees	325
Regulatory fees and expenses	20,219
Total Expenses	78,447
Net Income	$ 1,803

The accompanying notes are an integral part of this statement.

SP SECURITIES LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2017

Balance at January 1, 2017	$ 105,304
Capital distributions	(70,000)
Net income	1,803
Balance at December 31, 2017	$ 37,107

The accompanying notes are an integral part of this statement.

SP SECURITIES LLC
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities	
Net Income	$ 1,803
Net cash provided by operating activities	1,803
Cash flows from financing activities	
Capital distributions	(70,000)
Net cash used in financing activities	(70,000)
Net decrease in cash and equivalents	(68,197)
Cash and equivalents-beginning of year	105,304
Cash and equivalents-end of year	$ 37,107

The accompanying notes are an integral part of this statement.

Note 1 General Information and Summary of Significant Accounting Policies

Description of Business

SP Securities, LLC (the Company) was formed on January 15, 2004, as a Texas Limited Liability Company and its member has limited personal liability for the obligations or debts of the entity. The Company is registered as a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Sage Partners Ltd (Parent).

The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; thus, no income tax expense has been recorded in the financial statements. However, the Company is subject to state income taxes, including the Texas margin tax. Taxable income of the Company is reported on the member's federal tax return. The Company remains subject to examination by U.S. federal and state jurisdictions, for years subsequent to 2014, and upon completion of these examinations, (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

The Company complies with the provisions of the *Accounting For Uncertainty In Income Taxes* topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Management evaluated the Company's tax positions and concluded that the company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2017 or 2016.

Revenue Recognition and Accounts Receivable

The Company recognizes revenues from commissions/fees generated from facilitating the placement of equity and debt instruments for its clients and from providing financial services. Revenues are recognized when earned. Accounts receivable are reviewed monthly for collectability and any amounts deemed uncollectable are written off to bad debt expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2014 the FASB issued ASU 2014-09, ***Revenue from Contracts with Customers***. This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In addition, the ASU provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. The ASU also provides alternative methods for applying the standard retroactively to the extent that prior periods would have been reported differently using the standards promulgated therein. As extended, the effective date would be applicable in our case to the current fiscal year ending on December 31, 2018, with optional adoption for the year ended December 31, 2017 that is the subject of this report. Substantially all of our revenue is generated from commissions and fees from completing the placement of equity and debt instruments for and from providing financial services to our clients. That revenue is recognized on the date that our performance obligation is complete. Based on our evaluation of the standard, we do not expect any material effect on our revenue recognition practices historically or prospectively. Accordingly, we are adopting it effective January 1, 2018.

Note 2 Related Party Transactions

Effective June 1, 2017, the Company entered into an Amended and Restated Office and Administrative Services Agreement (the "Agreement") with its Parent. The term of the Agreement is for one year and thereafter renewed automatically for successive one year terms unless terminated upon 30 day written notice by either party. Pursuant to the terms of the Agreement, the Company paid $1,200 in fees to its Parent during the year ended December 31, 2017.

Note 3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $37,107, which was $32,107 in excess of its required net capital of $5,000 and the Company had no aggregate indebtedness.

Note 4 Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2017. Therefore, the statement of changes in liabilities subordinated to claims of general creditors as specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2017.

Note 5 Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

Note 6 Securities Investor Protection Corporation

The Securities Investor Protection Corporation (SIPC) supplemental report specified by rule 17a-5(e)(4) has not been submitted since the Company generated revenue under $500,000 during 2017..

Note 7 Commitments and Contingencies

Concentrations Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits. The Company places its cash and cash equivalents with financial institutions that are considered high quality financial institutions by the Company's management. At times, such cash investments may be in excess of federally insured limits. The Company had a total of $37,107 on deposit in a United States financial institution at December 31, 2017 which did not exceed the Federal Deposit Insurance Corporate (FDIC) insured amounts.

Note 8 Subsequent Events

The Company has evaluated subsequent events through February 7, 2018, the date the financial statements were available to be issued. Management concluded that there were no events to disclose and no events were evaluated after such date.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2017

SCHEDULE I
NET CAPITAL REQUIREMENT COMPUTATION
AS REQUIRED BY RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION FOR
SP SECURITIES LLC
As of December 31, 2017

Computation of Net Capital		
Total Assets		$ 37,107
Less: Total Liabilities		
Net Worth		37,107
Deductions from and/or charges to Net Worth:		
Total non-allowable assets		
Other deductions or charges		
Total Deductions from Net Worth		
Net Capital before haircuts on securities positions		37,107
Haircuts on securities:		
Certificates of Deposit and Commercial Paper		
U.S. and Canadian government obligations		
State and municipal government and obligations		
Corporate obligations		
Stock and warrants		
Options		
Arbitrage		
Other Securities		
Other Positions		
Undue Concentration		
Total haircuts of securities		
Net Capital		$ 37,107
Computation of Basic Net Capital Requirement		
Net Capital Requirement, the Greater of:		$ 5,000
1/15 of Aggregate Indebtedness	$ -	
Minimum Dollar Requirement	$ 5,000	
Net Capital		37,107
Excess Net Capital:		$ 32,107
Aggregate Indebtedness:		$ -
Excess Net Capital @ 1,000% (Net Capital, less 10% Aggregate Indebtedness)		$ 37,107
Ratio of Aggregate Indebtedness to Net Capital:		N/A
Ratio of Subordinated Indebtedness to Debt/Equity Total:		N/A

There are no differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2017.

LaPorte
CPAs & BUSINESS ADVISORS

LaPorte, APAC
1770 St. James Place | Suite 250
Houston, TX 77056
713.963.8008 | Fax 713.963.9052
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Member
SP Securities LLC

We have reviewed management's statements, included in the accompanying SP Securities LLC Exemption Report, in which (a) SP Securities LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which SP Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the exemption provisions) and (b) SP Securities LLC stated that SP Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SP Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SP Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Houston, Texas
February 7, 2018

SP Securities LLC

Member FINRA / SIPC
1800 St. James Place, Suite 400
Houston, Texas 77056
(832) 485-7105

January 15, 2018

SP Securities, LLC Assertions

SP Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

SP Securities, LLC

I, William H. Wilson, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

William H. Wilson Jr.
FINOP

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2666********************MIXED AADC 220
66360 FINRA DEC
SP SECURITIES LLC
1800 SAINT JAMES PL STE 400
HOUSTON, TX 77056-4187

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 120.37

B. Less payment made with SIPC-6 filed (exclude interest) (100.50)

7-18-17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 19.87

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 19.87

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 19.87

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SP Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 24th day of January, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 80,250
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	80,250 $ ~~[illegible]~~
2e. General Assessment @ .0015	$ 120.37
	(to page 1, line 2.A.)